Exhibit 12.1

MREIC

Consolidated Ratio of Earnings to Fixed Charges and to Preferred Stock Dividends

	9 mo ended	Year Ended September 30
	6/30/2012	2011	2010	2009	2008	2007

Net Income (Loss) from continuing operations	15,839,688	15,237,283	11,353,411	1,983,416	3,873,127	5,687,884
Fixed Charges:

Interest expense	11,442,602	14,870,906	14,822,725	13,897,398	13,138,767	8,969,087

Amortization - deferred debt costs	550,465	702,379	619,527	323,545	425,399	304,352

Total Fixed Charges	11,993,067	15,573,285	15,442,252	14,220,943	13,564,166	9,273,439

Earnings	27,832,755	30,810,568	26,795,663	16,204,359	17,437,293	14,961,323

Fixed Charges	11,993,067	15,573,285	15,442,252	14,220,943	13,564,166	9,273,439

Preferred Stock Dividends	3,361,289	4,079,219	2,521,214	2,521,344	2,521,344	1,869,753
Combined Fixed Charges &
Preferred Stock Dividends	15,354,356	19,652,504	17,963,466	16,742,287	16,085,510	11,143,192

Ratio of Earnings to Fixed charges	2.32	1.98	1.74	1.14	1.29	1.61
Ratio of Earnings to Combined Fixed

Charges and Preferred Stock Dividends	1.81	1.57	1.49	0.97	1.08	1.34

Note: No income taxes were paid other than franchise taxes in the various states.